LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2004	slanter@luselaw.com

August 8, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Mr. Michael Clampitt, Senior Counsel

Re:	FFBW, Inc.
Registration Statement on Form S-1 (File No. 333-218736)

Dear Mr. Clampitt:

On behalf of FFBW, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby responding to a verbal comment received today from the SEC Staff, with regard to the above-referenced registration statement. The verbal comment and the Company’s response have been reproduced below.

1.	In Pre-Effective Amendment No. 1, filed on August 1, 2017, please explain the deletion of the last bullet point setting forth the adjustments to the appraised valuation.

We supplementally advise the staff that the last bullet point on page 151, disclosing that “a modest downward adjustment was made for asset, loan and deposit growth….,” was inadvertently included in the initial filing of the Company’s registration statement. As is set forth on page 66 of the independent appraisal, filed as Exhibit 99.3 to the registration statement, the independent appraiser did not make any adjustment for loan, deposit or asset growth of First Federal Bank of Wisconsin, the Company’s wholly owned subsidiary. Accordingly, the bullet point was removed in the amended filing.

LUSE GORMAN, PC

Mr. Michael Clampitt

Securities and Exchange Commission

August 8, 2017

*              *              *

We request that the staff advise the undersigned at slanter@luselaw.com or at (202) 274-2004 or Kip Weissman of this office at (202) 274-2029 or at kweissman@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/Steven Lanter

Steven Lanter

cc:	Edward H. Schaefer, President and Chief Executive Officer
Kip Weissman, Esq.